Total Nutraceutical Solutions, Inc.

80 Columbia Street

Stevenson, Washington 98648

Via Electronic Submission through EDGAR

March 15, 2011

Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Joe Cascarano, Larry Spirgel

RE:

Total Nutraceutical Solutions, Inc.

Item 4.01 Form 8-K

Filed March 7, 2011

File No.  000-52864

Dear Mr Spirgel,

This letter is being filed on EDGAR in response to the Staff’s comment letter to us dated March 10, 2011 in connection with our above referenced Form 8-K filed by the registrant on March 7, 2011.  We are requesting an extension of two business days, to Friday, March 18, 2011, to make our response to the Staff’s comment letter and to file the amended 8-K.  We are requesting this extension to allow the accountant more time to provide us with the requested letter indicating whether they agree or disagree with our disclosures in the Form 8-K.

Please do not hesitate to contact the undersigned at (509) 427-5132 or our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter.  Our company fax number is (509) 427-5422.

Sincerely,

/s/ Marvin S. Hausman, M.D.

Marvin S. Hausman, M.D.

Chairman & Chief Executive Officer

Total Nutraceutical Solutions, Inc.